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                             October 26, 2021

       George Sharp
       President and Director
       Stratos Renewables Corp
       3535 Executive Terminal Drive
       Henderson, NV 89052

                                                        Re: Stratos Renewables
Corp
                                                            Registration
Statement on Form 10-12G/A
                                                            Filed September 28,
2021
                                                            File No. 000-53187

       Dear Mr. Sharp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A filed September 28, 2021

       Risk Factors, page 1

   1. We note the disclosure of your emerging growth company status on the cover page. Please expand your disclosure
here to include material risk factors relating to your status as an emerging growth
company.
       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

   2.                                                   We note that footnote
(4) to the table on page 12 indicates the 550,000 shares,
                                                        includes 300,000 shares
of series A preferred. Are the Series A Preferred convertible into common shares? If so,
please clarify whether the Series A Preferred are presented on an
                                                        "if converted" basis
and include a description of the conversion features of the Series A shares in your
registration statement. If they are not convertible, please explain why the share are presented as
if they are of the same class of securities.
 George Sharp
FirstName  LastNameGeorge  Sharp
Stratos Renewables Corp
Comapany
October  26,NameStratos
             2021       Renewables Corp
October
Page  2 26, 2021 Page 2
FirstName LastName
3. Additionally, your table appears to indicate that 550,000 shares is 56.2% of the shares outstanding. This information is inconsistent with the information in footnote (2)
         indicating that as of the date of the registration statement there are 235,176,673 shares outstanding. Please reconcile the percentage of shares outstanding held by Mr. Sharp.
Directors and Executive Officers, page 13

4. We note your disclosure of involvement in certain legal proceedings over the past five years. Please expand your disclosure to describe any legal proceedings that would be material to an evaluation of the ability or integrity of any director or executive officer over the past ten years. Please see Item 401(f) of Regulation S-K.
5. Please expand your disclosure to include all principal occupations and employment during the past five years, including directorships and the names of all such companies. Please further disclose the potential risks relating to any current directorships, namely potential conflicts of interest and the effects they may have on shareholders, both here and in the Risk Factors section.
Item 10. Recent Sales of Unregistered Securities, page 15

6. We note your disclosures related to Mr. Sharp's August 29, 2021 acquisition of 300,000 restricted shares of Series A preferred stock. Please tell us when Mr. Sharp acquired the additional 200,000 shares of common stock disclosed in the table on page 12 and the basis for your belief that this acquisition does not warrant additional disclosure.
Item 15. Financial Statements and Exhibits, page 19

7. Please revise the index presented on page 20 to accurately reflect the sets of financial statements included in the Form 10 and to accurately characterize those financial statements that are audited versus those that are unaudited.
8. Please present the annual financial statements for the two fiscal years ended December 31,
         2020 after the presentation of the auditor   s report. Please also
remove all references to the
         information presented as being unaudited.
9. Please either provide full financial statements as of and for the fiscal years ended
         December 31, 2019 and December 31, 2018, or remove the balance sheets and footnotes.
Notes to Financial Statements, page F-16

10. Please provide the disclosures required by ASC 450-20-50 for the debt securities disclosed on page 18. Address this comment for your interim financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George Sharp
Stratos Renewables Corp
October 26, 2021
Page 3

       You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameGeorge Sharp
                                                         Division of
Corporation Finance
Comapany NameStratos Renewables Corp
                                                         Office of Life
Sciences
October 26, 2021 Page 3
cc:       Ernest Stern
FirstName LastName